Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

September 27, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated June 30, 2017 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated June 30, 2017 contained in the Company’s Registration Statement (No. 333-218604-02) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
9.45% per annum Contingent Coupon Autocallable Reverse Convertible Securities due December 27, 2018	September 22, 2017	F443
10.00% per annum Contingent Coupon Autocallable Reverse Convertible Securities due December 27, 2018	September 22, 2017	F444
9.55% per annum Contingent Coupon Autocallable Reverse Convertible Securities due December 27, 2018	September 22, 2017	F445
12.50% per annum Contingent Coupon Autocallable Reverse Convertible Securities due December 27, 2018	September 22, 2017	F446
Contingent Coupon Callable Yield Notes due September 27, 2019	September 22, 2017	J731
Knock-Out Notes due October 10, 2018	September 22, 2017	J734
Return Enhanced Notes due October 10, 2018	September 22, 2017	J735
Callable Contingent Income Securities due March 26, 2020	September 22, 2017	U2302
Trigger Autocallable Contingent Yield Notes	September 22, 2017	U2304AB
Trigger Callable Contingent Yield Notes (quarterly coupon observation)	September 26, 2017	U2307/A